TELINTA SERVER USING AGREEMENT
CONTRACT

THIS AGREEMENT is entered into as of March 26th ("Effective Date") between

Telinta Sub, (hereinafter referred to as "Telinta Sub ") a company incorporated under the laws of the Brasil with its official registered office in Rua Dr. Jose Peroba, 297, Edf Atlanta Empresarial, Sala 1105, Costa Azul-Salvador/BA CEP: 41.770-235

and

SpeedTelecom1 LLC (hereinafter referred to as "SPEEDT") with its principal office located 50 Lincoln Ave, Ossining N.Y. 10562

The above mentioned Companies have agreed as follows:

1. PURPOSE

SPEEDT allows Telinta to use the "SPEEDT" Server with the "Telinta" Push-to-Talk application in the data center in Miami. Telinta will get 50 licenses for testing and presentation for free. Telinta will admin and support their subscriber by themselves.

The commission is 15 % of Telinta's incoming monthly customer payments. SPEEDT has to send an ATB (Allow-To-Bill) to Telinta every 15th of the month for the commission of the past month.

2. DEFINITIONS

(a) Confidential Information. Written, machine-reproducible and visual materials that are described in this Agreement, or clearly marked when disclosed, as being confidential, together with all written, visual and oral materials identified as confidential at the time of their disclosure.

(b) Term. The period beginning on the Effective Date and continuing until termination from either party with a 90 days' notice period.

3. CONFIDENTIALITY

In the case of dealings between the parties, each will acquire Confidential Information about the other, including Confidential Information regarding business activities and operations, technical information and trade secrets of the party and its partners. Each party will hold in confidence any Confidential Information that it receives from the other party, not use that Confidential Information for purposes other than performance of this Agreement and not disclose the Information except to those employees, advisors who (1) have a need to know the same, and (2) are bound by law or have agreed in writing to maintain the Confidential Information in confidence. Confidential Information includes all nonpublic aspects of Telinta for new products and services, product improvements and corporate, marketing and financial strategies. Furthermore it includes SPEEDT's working methodologies and all information on the Contact disclosed by SPEEDT to Telinta. If a party discovers Information has been improperly used, disseminated or published, it will immediately notify the other party and take all reasonable actions to minimize the impact of the disclosure.

4. TERMINATION

(a) Termination. The Term will expire as set forth in Section 2(b) or immediately if either party is the subject of an involuntary petition in bankruptcy, becomes insolvent or makes an assignment for the benefit of its creditors.

(b) Effect. Upon termination or expiration, all obligations to pay amounts owed and to discharge liabilities incurred prior to termination will survive, as will the provisions of Sections 3, 4 and 6.

5. GENERAL

(a) Publicity. Neither Party will use the other Party's name or trademarks in any advertisement, news release or other public communication without the other Party's consent.

(b) Notices. Notices, consents, approvals and communications given under this Agreement will be (1) in writing, in English and sent to the address indicated on the signature page of this Agreement or to such other address as the affected party designates by prior notice, and (2) effective on the date received unless a later date is indicated in the notice, consent, approval or communication.

(c) Governing Law. This Agreement will be governed by and construed in accordance with the laws of Brasil. Any dispute, controversy or claim arising out of or relating to this Agreement will be resolved in negotiations between Massimo Travagli of SPEEDT and Franz Gredinger of Telinta. Failing to reach an amicable solution within thirty (30) days from the commencement of the negotiations the dispute shall be finally settled by arbitration under the Rules of Arbitration of the International Chamber of Commerce by one or more arbitrators appointed in accordance with the said Rules. The place of arbitration shall be Salvador/Bahia, Brasil..

(d) Force Majeure. Neither Party shall be liable to the other for any delay or non-performance of its obligations hereunder in the event and to the extent that such delay or non-performance is due to an event of force majeure (for the purpose of this Clause 6 (d) "Force Majeure").

Events of Force Majeure are events beyond the control of the Party which occur after the date of signing of this Agreement and which were not reasonably foreseeable at the time of signing of this Agreement and whose effects are not capable of being overcome without unreasonable expense and/or loss of time to the Party concerned. Event of Force Majeure shall include (without being limited to) war, civil unrest, strikes, lock-outs and other general labour disputes, acts of government, natural disasters, exceptional weather conditions, breakdown or general unavailability of transport facilities, accidents, fire, explosions, and general shortages of energy.

A Party invoking Force Majeure event referred to above shall be legally obliged to inform the other Party in writing and without delay of the occurrence of Force Majeure as well as of its termination.
In the event that the delay or non-performance of either Party hereto continues for a period of six (6) months due to reasons of Force Majeure, then both Parties shall have the right to terminate this Agreement with immediate effect without any liability.

(e) Entire Agreement. This Agreement, including its Exhibit 1, is the entire agreement between the parties with respect to its subject matter and supersedes all prior communications, both oral and written, between them. No waiver by a party of a breach of this Agreement will constitute a waiver of any other breach of that or any other provision of this Agreement. Section headings are for convenience of reference only will not be construed to limit or extend the meaning of any provision and will not be

relevant in interpreting this Agreement. As used in this Agreement, the term "including" means by way of example and not limitation. Absent an express indication to the contrary, all references in this Agreement to a "day" or "days" are to calendar days.

(f) Execution. Neither this Agreement nor any modification of it will be binding on the Parties unless it has been duly signed on behalf of SPEEDT and Telinta. This Agreement may be executed in multiple counterparts, each of which will be deemed an original and all of which will constitute together one agreement. A counterpart delivered to a party by facsimile or similar electronic means will be deemed an original, equivalent in all respects to a manually executed counterpart.

(g) Independent Contractors. The parties are independent contractors. Under no circumstances will the employees of one party be deemed the employees of the other. This Agreement does not grant authority for either party to act for the other in an agency or other capacity, or to make commitments of any kind for the account of or on the behalf of the other.

(h) Severability. If any provision of this Agreement is determined to be invalid or unenforceable, it will be deemed to be modified to the minimum extent necessary to be valid and enforceable. If it cannot be so modified, it will be deleted and the deletion will not affect the validity or enforceability of any other provision unless, as a result, the rights of either party are materially diminished or the obligations and burdens of either party are materially increased so as to be unjust or inequitable.

(i) Cumulative Remedies. Except as otherwise provided, the rights and remedies in this Agreement are cumulative and in addition to any other remedies available at law or equity.

IN WITNESS WHEREOF the parties have caused this Agreement to be executed by their duly authorized representatives.

SPEEDTELECOM1 LLC	**Telinta (Sub) Brazil**
By:	By:
Name: JoshuaTravagli	Name:Franz Gredinger
Title: President	Title: Director
Date: 03.26.2019	Date: March 26th, 2019